 Exhibit (a)(1)
HINES REAL ESTATE INVESTMENT TRUST, INC.
2800 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118

June 9, 2010

Dear Hines Real Estate Investment Trust, Inc. Stockholder:

On May 25, 2011, MIRELF IV REIT Investments, LLC (“MIRELF”) offered to purchase up to 20,000,000 shares of common stock of Hines Real Estate Investment Trust, Inc. (the “Company”) at a price of $3.50 per share in cash (the “Offer”). The shares MIRELF is proposing to acquire constitute approximately 9% of the Company’s outstanding common stock.

You should be aware that the Company is not in any way affiliated with MIRELF, and we believe that this Offer is not in the best interest of the Company or our stockholders. After carefully evaluating the Offer and consulting with our management, our external Advisor and outside legal advisors, the Board of Directors of the Company unanimously recommends that you reject the Offer and not tender your shares. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to MIRELF pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, such stockholder’s individual liquidity needs.

Enclosed is our Schedule 14D-9, which we filed with the Securities and Exchange Commission in response to the Offer. Please carefully read it before making your decision. We also recommend that you consult your financial advisor before making your decision. The Schedule 14D-9 gives you a more detailed description of the Board of Directors’ reasons for recommending against the Offer. As more fully set forth in the Schedule 14D-9, we believe that the Offer is not in the best interests of the Company or our stockholders because, among other reasons: (i) the offer price did not take into consideration and is less than the estimated per share value of $7.78 and (ii) we believe the offer price is less than the potential long-term value of the shares. Also, as more fully set forth in the Schedule 14D-9, given the timing of the Offer and the offer price, the Board believes that the Offer represents an opportunistic attempt to purchase shares at a significant discount and make a profit and, as a result, deprive the stockholders who tender shares in the Offer of the opportunity to realize the full potential long-term value of their investment in the Company.

In summary, we believe that you should view MIRELF as an opportunistic purchaser that is attempting to acquire your shares cheaply in order to profit at your expense.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to MIRELF.

No action regarding the Offer is necessary if you wish to reject the Offer and retain your shares.

Sincerely,

Jeffrey C. Hines	Charles N. Hazen
Chairman of the Board	President and Chief Executive Officer